SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Binding offer for Oi Group's mobile business

TIM PARTICIPAÇÕES SA (“Company” or “TPAR”) (B3: TIMP3; NYSE: TSU) and its wholly-owned subsidiary TIM SA (“Subsidiary” or “TSA”), pursuant to Article 157 of Law 6,404 and the provisions of CVM Instruction n. 358/2002, as changed, in continuity to the Material Fact released in March 10th, 2020, jointly inform its shareholders, the general market and other interested parties that the Board of Directors of TPAR and TSA, in meetings both held on July 18th, 2020, approved the presentation of a binding offer for Oi Group's mobile business by TSA, jointly with Telefônica Brasil S.A. (“Vivo”) and Claro S.A. (“Claro”).

The binding offer was submitted by the parties above indicated to Oi Group’s appreciation, after the analysis of data and information made available regarding the business to be acquired, highlighting that the binding offer is subject to some conditions, especially to their selection as stalking horse (first bidder), which shall guarantee to them the right to cover the best offer among other bids presented in the competitive sale process of Oi Group's mobile business. In case of acceptance of the proposal and conclusion of the operation (“Operation”), each of the interested parties will receive a portion of the aforementioned business.

This joint offer comprises the totality of the assets that constitutes the “UPI of Mobile Assets” described in the Material Fact and Annexes disclosed on June 15th, 2020, by Oi S.A. – Em Recuperação Judicial. In sum, the main assets are: radiofrequency usage authorization terms; Personal Mobile Service’s customer base; land and towers usage rights; access or core mobile network elements; and systems/platforms.

As already released by the Company in Material Fact from March 10th, 2020, the interest in the transaction comes from the perspective that, if concluded, it will create additional value to the Company and its shareholders, to its clients and to the sector as a whole. Under the Company and their shareholders perspective, the value comes from the opportunity to accelerate growth and enhance operational efficiency through synergies. From the customers’ view, the transaction will promote gains in usage experience and quality of service improvements, in addition to the possibility of launching products and offers. The telecommunication market in general will have as benefit the reinforcement of investment capacity, technological innovation, as well as its competitiveness.

The Company and TSA will keep its shareholders and the market informed in accordance with the regulations in force.

Rio de Janeiro, July 18th, 2020.

TIM Participações S.A. / TIM S.A
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 19, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.